

SECURITIES ...)N
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8-49830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Evercore Group L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

55 East 52nd Street
(No. and street)

New York	**NY**	**10055**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Pensa **212-822-7573**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

February 28, 2012

STATE OF NEW YORK
COUNTY OF NEW YORK

I, Paul Pensa, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Evercore Group L.L.C. (hereafter referred to as the "Company") as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company, nor any member, proprietor, principal officer or director, has any proprietary interest in any account classified solely as that of a customer.



Paul Pensa
Chief Financial Officer

Subscribed and sworn to before me this
28th day of February, 2012



NOTARY PUBLIC

MARLON J. DESOUZA
Notary Public, State of New York
No. 01DE6197437
Qualified in New York County
Commission Expires. Dec.1, 2012

EVERCORE GROUP L.L.C.
(SEC ID No. 8-49830)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Evercore Group L.L.C.
New York, New York

We have audited the accompanying statement of financial condition of Evercore Group L.L.C. (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Evercore Group L.L.C. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.



February 28, 2012

EVERCORE GROUP L.L.C.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
(Dollars in thousands)

ASSETS:	
Cash	$ 17,378
Securities owned, at fair value	69,850
Accounts receivable (net of allowances of $1,200)	18,909
Intangible assets (net of accumulated amortization of $1,859)	2,477
Cash deposit with clearing organization	250
Receivable from affiliates	1,937
Other assets	401
TOTAL ASSETS	$ 111,202
LIABILITIES AND MEMBER'S EQUITY:	
Due to affiliates	$ 16,665
Deferred revenue	820
Other liabilities	26
Total liabilities	17,511
MEMBER'S EQUITY	93,691
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 111,202

See notes to statement of financial condition.

1. ORGANIZATION

Evercore Group L.L.C. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides corporate finance advisory services primarily to corporations in connection with mergers, acquisitions, divestitures, leveraged buyouts, joint ventures, restructuring, recapitalizations, and other extraordinary corporate transactions. These services also include the establishment of appropriate acquisition criteria; screening and identification of acquisition targets; valuation and assistance with due diligence and formulation of strategy; assistance with negotiations and with the consideration of financing alternatives. The Company also provides valuation services, including public company comparisons and comparable transaction analysis and raises funds for financial sponsors. In addition, the Company participates in underwriting and selling activities and acts as agent on behalf of institutional clients who engage in equity-trading.

The Company has not engaged in any of the following activities:

a. Carrying securities accounts for clients;

b. Receiving or holding securities or funds of clients;

c. Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

Evercore BD Investco L.L.C., a majority owned subsidiary of Evercore Partners Services East L.L.C. ("East"), is the sole member of the Company.

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Investment Banking Revenue — The Company earns investment banking fees from clients for providing advisory services on mergers, acquisitions, divestitures, leveraged buyouts, restructurings, private fund placement services and similar corporate finance matters, as well as from securities underwriting, private fund placement services and agency services earning commission income.

The Company earns advisory revenues through: 1) success fees based on the occurrence of certain events which may include announcements or completion of various types of financial transactions; 2) retainer arrangements and 3) fairness opinions. The Company recognizes advisory revenues when: 1) there is evidence of an arrangement with a client; 2) agreed upon services have been provided; 3) fees are fixed or determinable and 4) collection is reasonably assured. Fees paid in advance of services

rendered are initially recorded as deferred revenue and recognized as advisory revenue ratably over the period in which the related service is rendered.

Placement fee revenues are attributable to capital raising. The Company recognizes placement advisory fees at the time of the client's acceptance of capital or capital commitments in accordance with the terms of the engagement letter.

The Company earns underwriting revenues which are attributable to public and private offerings of equity and debt securities and are recognized when the offering has been deemed to be completed by the lead manager of the underwriting group, pursuant to applicable SEC and FINRA rules. When the offering is completed, the Company recognizes the applicable management fee, selling concession and underwriting fee, the latter net of estimated offering expenses.

Commission income includes amounts received from customers for the execution of agency-based brokerage transactions in listed and over-the-counter equities which are recorded on a trade-date basis or, in the case of payments under commission sharing arrangements, when earned.

Interest Income — Interest is recorded on cash balances and on securities owned on an accrual basis as earned.

Execution and Clearing Expenses — Execution and clearing expenses are accrued as incurred.

Service Fees - Service fees are settled monthly pursuant to a service fee agreement between the Company and East. See Note 4.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Owned, at Fair Value — The Company reflects securities owned at fair value on a trade-date basis. The Company invests in a fixed income portfolio consisting primarily of municipal bonds. These securities are carried at fair value.

Fair Value of Financial Instruments — The Company's cash and securities owned are recorded at fair value or at amounts that approximate fair value pursuant to Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures" ("ASC 820"), which among other things requires enhanced disclosures about financial instruments carried at fair value. See Note 5 for further information.

Accounts Receivable — Accounts receivable consists primarily of advisory fees and expense reimbursements charged to the Company's clients. Accounts receivable are reported net of any allowance for doubtful accounts. Management of the Company derives the estimate through specific identification for the allowance for doubtful accounts and an assessment of the client's creditworthiness.

Intangible Assets — Intangible assets with finite lives are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable as prescribed by ASC 360, "*Accounting for the Impairment or Disposal of Long-Lived Assets.*"

Income Taxes — No provision for federal or state income taxes is included in the accompanying statement of financial condition as the Member is responsible for such taxes.

Subsequent Events — The Company evaluates subsequent events through the date on which the statement of financial condition is issued. See Note 6 for further information.

3. INTANGIBLE ASSETS

Private Funds Group of Neuberger Berman — In February 2010, the parent company of East acquired assets of the Private Funds Group of Neuberger Berman ("PFG"), who advises fund sponsors on all aspects of the fundraising process. The transaction resulted in intangible assets relating to client contracts and relationships of the U.S. business of $3.6 million that were contributed to the Company at their fair value.

Lexicon Partnership LLP — On August 19, 2011, the parent company completed its previously announced acquisition of all of the outstanding partnership interests of The Lexicon Partnership LLP ("Lexicon"), in accordance with the definitive sale and purchase agreement entered into on June 7, 2011. The transaction resulted in Client Related intangible assets of $0.8 million that were contributed to the Company at their fair value.

As of December 31, 2011, intangible assets were as follows (dollars in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net
PFG	$3,560	$1,287	$2,273
Lexicon	776	572	204
Total	$4,336	$1,859	$2,477

4. RELATED PARTY TRANSACTIONS

Pursuant to a Service Agreement effective January 2, 2010, East provides the following services to the Company:

a. Use of office space including all necessary furniture, office equipment, data processing and communication equipment;

b. All communication services, postage, office supplies;

c. Administrative and support services and equipment as may be necessary for the Company to conduct its business;

d. Payment of salaries, bonuses and related costs of all East employees performing duties on behalf of the Company; and

e. Payment on the Company's behalf of all registration and filing fees necessary for the Company to do business as a broker-dealer.

Throughout the year, an allocation of the above costs, with no mark-up in price, is made to the Company by East via a service fee. During the year ended December 31, 2011, the Company incurred service fees to East, of which $15.5 million is payable as of December 31, 2011 and is included in Due to affiliates in the accompanying Statement of Financial Condition.

In the normal course of business, the Company shares revenues for specific engagements with affiliates in the UK, Mexico, Hong Kong and Brazil. At December 31, 2011, the Company had receivables from these affiliates of $1.9 million included within Receivable from Affiliates on the Statement of Financial Condition and payables to these affiliates of $1.2 million included within Due to Affiliates on the Statement of Financial Condition related to such arrangements.

5. FAIR VALUE MEASUREMENTS

ASC 820, among other matters, requires enhanced disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily-available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I — Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed derivatives.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The estimated fair values of these securities are based on quoted market prices provided by external pricing services.

Level III — Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The Company had no Level III investments at December 31, 2011.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

As of December 31, 2011, all of the Company's securities owned, at fair value are classified in the Level II category.

The Company had no transfers between fair value levels during the twelve months ended December 31, 2011.

6. NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital, which shall be the greater of $0.1 million or 6 2/3% of aggregate indebtedness. At December 31, 2011, the Company had net capital of $67.9 million, which is in excess of $66.7 million in relation to its minimum net capital requirement of $1.2 million.

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provision of SEC Rule 15c3-3, based on sections (k)(2)(i) and (k)(2)(ii).

The Company periodically makes equity distributions to the Member. These distributions are subject to certain notification and other provisions of the net capital rules of the SEC. During 2011, the Company made equity distributions to the Member of $125.0 million. On January 31, 2012, the Company distributed $43.5 million to the Member.

7. RISK MANAGEMENT

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of investing activities.

The Company maintains its cash and securities owned with financial institutions with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limits. However, the Company believes that the firm is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

The Company is subject to concentration risk by holding large positions in certain types of securities, including issuances from state and local government entities located in a particular geographic area, or issuers engaged in a particular industry. Securities owned by the Company include state, city and local U.S. municipalities. Additionally, the Company is dependent on the services and businesses of East and other affiliates for the conduct of its business. As of December 31, 2011, four separate clients each individually accounted for 11%, 11%, 11% and 10% of the Company's accounts receivable balance.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2011-04 – In May 2011, the FASB issued ASU No. 2011-04, "*Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*" ("ASU 2011-04"). ASU 2011-04 provides amendments to ASC No. 820 "*Fair Value Measurement*", which results in a consistent definition of fair value and common requirements for measurement of and disclosure of fair value between U.S. GAAP and IFRS. Some of the amendments clarify the Board's intent about the application of existing fair value measurement requirements, while others change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this update are effective prospectively during interim and annual periods beginning after December 15, 2011, with early adoption not permitted. The Company is currently assessing the impact of the adoption of this update on the Company's statement of financial condition.

ASU 2011-11 – In December 2011, the FASB issued ASU No. 2011-11, "*Disclosures about Offsetting Assets and Liabilities*" ("ASU 2011-11"). ASU 2011-11 provides amendments to ASC No. 210 "*Balance Sheet*", which are intended to enhance disclosures required by U.S. GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in

accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update. The amendments in this update are effective retrospectively for interim and annual periods beginning after January 1, 2013. The Company is currently assessing the impact of the adoption of this update on the Company's statement of financial condition.

9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time the Company and its affiliates may be involved in judicial proceedings or arbitration concerning matters arising in connection with the conduct of its businesses, and, in the past, the Company and its affiliates have been involved in civil litigation matters. In addition, Mexican, United Kingdom, Hong Kong and United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict the loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Legal reserves are established in accordance with ASC 450, "Accounting for Contingencies" when warranted. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Leases — In July 2006, the Company and Evercore Group Holdings L.P. ("EGH"), an affiliated entity, entered into a lease for an additional 124,000 square feet of office space at our principal executive offices at 55 East 52nd Street, New York, New York. The rental payment obligations under the lease for the Company and EGH are as follows:

$10.0 million within one year or less
$20.4 million in one to three years
$20.4 million in three to five years and
$69.2 million thereafter

It is the intention of Evercore Partners Inc. that EGH is the primary obligor under this lease arrangement. The Company pays its portion of the leased space as part of its service fee to East, a wholly owned subsidiary of EGH. The term of the lease expires on April 29, 2023.

* * * * * *



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

Evercore Group L.L.C.
55 East 52nd Street
New York, NY 10022

In planning and performing our audit of the financial statements of Evercore Group L.L.C. (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Evercore Group L.L.C.

February 28, 2012

U.S. Securities & Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

Please find enclosed for Evercore Group L.L.C. the following financial reports filed in accordance with Rule 17a-5.

- Financial Statements and Supplemental Schedules for the Year Ended December 31, 2011 and Independent Auditors' Report and Supplemental Report on Internal Control

- Statement of Financial Condition as of December 31, 2011 and Independent Auditors' Report and Supplemental Report on Internal Control

- Independent Accountants' Report on SIPC

Should you have any questions, please feel free to contact me at (212) 822-7573.

Sincerely,



Paul Pensa
Chief Financial Officer

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of Evercore Group L.L.C.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Evercore Group L.L.C. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copies of checks paid), noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and the Company's December 2011 SIPC-7 working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and the Company's December 2011 SIPC-7 working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2012